STOCK PURCHASE AGREEMENT

        Stock Purchase Agreement, dated as of the 5th day of November, 1998 (this "Agreement"), by and between I.C.T.S. 1994 (USA) Inc., a New York corporation, having an address at 1 Rockefeller Plaza, Suite 2412, New York, New York 10020 (hereinafter referred to as the "Purchaser") and the individuals whose names and addresses appear on Exhibit A hereto (hereinafter referred to, collectively, as the "Sellers").

                                            WITNESSETH

        Whereas, the Sellers own all of the issued and outstanding shares of Huntleigh USA Corporation a Missouri corporation ("HLUSA"), having its principal place of business at 10332 Old Olive Street Road, St. Louis, MO 63141, and at or prior to the Closing Date (as hereinafter defined) shall make a capital contribution of all of the issued and outstanding capital stock of Huntleigh Corporation, a Missouri corporation having its principal place of business at 10332 Old Olive Street Road, St. Louis, MO 63141 ("HC") to HLUSA (the "Contribution") in exchange for 100 shares of the common stock of HLUSA so that HC shall become a wholly owned subsidiary of HLUSA at the time of Closing hereunder, unless the context otherwise requires the term the "Company" including HLUSA and HC.

        The Sellers are the owners, in the aggregate, of 100 shares of the common stock, $1.00 par value per share, of HLUSA constituting all of the issued and outstanding common stock of the Company (the "Company Common Stock") and are the owners, in the aggregate, of 800 shares of common stock, $1.00 par value per share of HC and, after the Contribution, will be the owners, in the aggregate, of 200 shares of the Common Stock of HLUSA.

        The Purchaser desires to acquire from the Sellers, and the Sellers desire to sell and transfer to the Purchaser, the Company Common Stock, upon the terms and conditions hereinafter set forth.

        To accomplish such purposes and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                             ARTICLE I

                                         PURCHASE AND SALE

1.1. Sale and Transfer of Stock. Upon the terms and subject to the conditions of this Agreement, the Sellers hereby agree to sell, assign, convey, transfer and deliver on the Closing Date (as hereinafter defined) to the Purchaser 160 shares, of the Company Common Stock, representing 80% of the Company's issued and outstanding common stock (the "Purchased Shares"), in consideration of the payment by the Purchaser of the Purchase Price (as hereinafter



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defined) for Purchased  Shares. On the Closing Date, the Sellers shall convey to the Purchaser the Purchased Shares, free and clear of all liens, claims, encumbrances, charges, restrictions or rights of others.

1.2. Purchase Price. The full and complete purchase price (the "Purchase Price"), for the Purchased Shares shall be $6,420,000 less the "Purchase Price Adjustment" (as hereinafter defined); provided however the Purchase Price shall in no event exceed $5,000,000 and therefore the Purchase Price Adjustment shall be no less than $1,420,000. At the Closing, it will be assumed that the Purchase Price Adjustment will finally be computed as $1,420,000, and therefore that the Purchase Price will be $5,000,000, and $4,500,000 of such assumed Purchase Price shall be payable by a wire transfer of immediately available funds to be paid by the Purchaser at the Closing (as hereinafter defined) to the Sellers in the amounts set forth next to their respective names on Exhibit A and the balance of the assumed Purchase Price, i.e. $500,000 (the "Escrow Amount") shall be held in escrow pursuant to a certain Escrow Agreement, in the form attached hereto as Exhibit B, for a period of six (6) months for the purpose of protecting Purchaser with respect to potential claims, actions, liens, suits or such other demands arising from any representation or covenant of sellers hereunder.

        1.2.1 The "Purchase Price Adjustment" shall be:

                       (a) the  amount by which the net worth of the  Company as
               of December 31, 1998 as shown on the "Closing Balance Sheet" (as hereinafter defined) is less than $1,950,000 (the "Net Worth Adjustment"), and for this purpose (i) the amount of "Deferred Income Tax" shown on the Closing Balance Sheet shall not be deducted in making such calculation, or, if deducted, it shall be added back to such calculation and (ii) the amount of the "Reserve for Worker's Compensation" shall be deemed to be $274,812 no matter what such Reserve is on the Closing Balance Sheet; plus

(b) the "Present Value of the Deferred Income Tax" (as hereinafter defined);

provided, however, as set forth above, the Purchase Price Adjustment shall in no event be less than $1,420,000 and therefore if the above calculation results in an amount less than $1,420,000, the Purchase Price Adjustment shall be deemed to be $1,420,000.

        1.2.2 The Deferred Income Tax shown on the Closing Balance Sheet is expected to result from the fact that the Company will be required to recognize income for income tax purposes as a result of its change in accounting method from a cash basis to an accrual basis. The "Present Value of the Deferred Income Tax" shall equal the present value of the Deferred Income Tax, computed on the assumption that such Deferred Income Tax will be payable over 4 calendar years, in equal instalments at the end of each such calendar year, discounted using an 8% discount rate.




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        1.2.3  For  the  purposes  of   illustration,   if  the  Purchase  Price
               Adjustment were calculated using the Balance Sheet included in the Interim Financial Statements, the Purchase Price Adjustment would be $1,464,287 computed as follows:

                       (a)  The  net  worth  on  such  balance  sheet,   without
               deducting the Deferred Income Tax and using $274,812 as the Reserve for Worker's Compensation, was $1,360,943 resulting in a reduction of the Purchase Price by $589,057 (the "Net Worth Adjustment"), the difference between $1,950,000 and $1,360,943.

                       (b) The  Deferred  Income Tax on such  balance  sheet was
               $1,057,000 and the Present Value of such Deferred Income Tax computed as described above, would be $875,230.

                       (c) As a result, the Purchase Price Adjustment under such
               assumptions would be $589,057 plus $875,230 or $1,464,287 and the Purchase Price would be $4,955,713.

        1.2.4. As promptly as possible after the preparation of the Closing Balance Sheet, the accountants preparing the Closing Balance Sheet, with review by the Purchaser's accountant, shall compute the Purchase Price Adjustment and deliver such computation to both the Purchaser and the Sellers. Either Sellers or Purchasers shall have the right to contest the amount of the Purchase Price Adjustment by notice hereunder to the other party within 10 days of the delivery of such computation, in which event the Purchase Price Adjustment shall be determined by arbitration in accordance with Section 13.7 hereof.

        1.2.5. Within 5 days following either (a) the delivery of the computation of the Purchase Price Adjustment or (b) the Purchase Price Adjustment is finally determined by arbitration as set forth above: (a) if the Purchase Price Adjustment is equal to $1,420,000, no adjustments will be made between the parties because the amount paid at Closing was based on the assumption that the Purchase Price Adjustment would be $1,420,000; or (b) if the Purchase Price Adjustment is more than $1,420,000, the amount by which it exceeds $1,420,000 shall be paid to Purchaser from the Escrow Amount.

1.3. Definition of EBIT. For purposes of this Agreement, "EBIT" shall mean the sum of (a) net income (or net loss), (b) interest expense and (c) tax expense, in each case determined in accordance with GAAP (as defined herein). EBIT will not be affected by the amortization of the Purchase Price.

1.4. Purchase of Balance of the Company Common Stock. The balance of the Company Common Stock representing 40 shares of the issued and outstanding common stock (the "Balance Shares") of the Company shall be acquired as follows:




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        1.4.1. The Sellers shall have the right to require Purchaser to purchase the Balance Shares ("Sellers' Option") at any time within 90 days, by giving Purchaser 10 days written notice, of the earlier to occur of (a) March 31, 2002; (b) the termination of Bill Glassman's Employment Agreement (as defined herein) pursuant to its terms and conditions (the "Exercise Period"); or (c) a merger or sale of I.C.T.S. 1994 (U.S.A.) Inc. (as hereinafter defined) in which event Purchaser will provide Sellers 30 days advance notice of such event.

        1.4.2. In the event that Sellers' Option is not exercised, Purchaser shall have the right to purchase the Balance Shares at any time within 90 days after the expiration of the Exercise Period.

        1.4.3 The purchase price for the Balance Shares shall be equal to (a) twenty percent (20%) of six point eight (6.8) times the earnings of the Company before interest and taxes (EBIT) for the year ended December 31, 2001 or the last four published calendar quarters ("LFQ") prior to the date of termination of the employment agreement of Bill Glassman or sale of I.C.T.S. 1994 (U.S.A.) Inc. (as hereinafter defined) minus (b) $200,000 (the "Balance Purchase Price"). EBIT shall be determined by the Company's auditors in accordance with GAAP (as defined herein), whose determination of EBIT shall be binding and conclusive subject to clear error in the calculations.

        1.4.4. Payment of up to $1,500,000 of the purchase price for the Balance Shares shall be made within ninety (90) days after the calculation of EBIT (the "Initial Payment Date") with interest accruing at a rate of eight percent (8%) per annum ninety (90) days after the end of the fiscal period used to calculate the Balance Purchase Price, and the remaining balance, if any, shall be payable over a three year period in equal quarterly installments from the Initial Payment Date with accrued interest at a rate of eight percent (8%) per annum. At the option of the Sellers, the purchase price may be paid in cash or in shares of common stock or a combination thereof of Purchaser's publicly traded parent company, ICTS International N.V. ("ICTS") valued at $9.50 per share, such price to be subject to customary dilution protection including, but not limited to, the benefits derived from a transaction referred to in
        Section 1.4.1.(c). Upon such an event, Sellers shall represent and warrant that such purchase of shares of common stock of Purchaser shall be for the purpose of investment and not with a view to, or for offer or sale in connection with any distribution thereof in violation of the United States federal securities laws. The Sellers and ICTS shall enter into a Registration Rights Agreement in the form attached hereto as Exhibit C.

        1.4.5. The Balance Shares shall be held in escrow, pursuant to a certain Escrow Agreement substantially in the form attached hereto as Exhibit D, to protect against any sale, pledge, lien orencumbrance. Sellers shall retain all rights as to the voting of the Balance Shares and shall for all corporate purposes be treated as owners thereof.

1.5. Preparation of 2001 or LFQ Financial Statements. The Company shall promptly cause the preparation of audited financial statements of the Company for the year ended December 31,2001 or the LFQ (collectively the "2001 Financial Statement"). The 2001 Financial Statements shall



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be audited by the independent  certified  public  accountants of the Company and shall be accompanied by their certification with respect to the scope or results of their audit or otherwise, and the 2001 Financial Statements will be, prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior practice and in conformity with Regulation S-X promulgated by the Securities and Exchange Commission (collectively herein referred to as "GAAP") and shall present fairly the financial condition, assets, liabilities and results of operations of the Company.

1.6. Expenses. Whether or not the transactions contemplated by this Agreement shall be consummated, each party hereto shall pay its or his own expenses (including, without limitation, attorneys' and accountants' fees and disbursements) incident to this Agreement and the transactions contemplated hereby. 1.7. Brokerage. The Sellers jointly and severally, on one hand, and the Purchaser, on the other hand, represent and warrant to each other that no broker, finder, agent or intermediary of any kind brought about the transactions contemplated by this Agreement. However, if any broker fees are incurred each part shall pay its own obligations thereunder.

                                            ARTICLE II

                                              CLOSING

2.1. Closing Date. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place within ten (10) days after the delivery of the Interim Financial Statements (as defined herein) at 10:00 A.M. on such date, but no earlier than January 1, 1999 (the "Closing Date") or at such other time on such other date as the Sellers and the Purchaser may mutually agree upon in writing.

2.2. Place of Closing. The Closing shall take place at the offices of McLaughlin & Stern LLP., 260 Madison Avenue, 18th Floor. New York, New York 10016, or at such other place as the Sellers and the Purchaser may mutually agree upon in writing.

2.3. Certain Transactions to be Effected at or Prior to Closing. Subject in each case to the terms and conditions contained in this Agreement, the following steps shall be taken concurrently at the Closing, except as otherwise expressly stated:

        2.3.1.  The Sellers  shall  deliver,  or cause to be  delivered,  to the
Purchaser:

               2.3.1.(i). Certificates representing the Purchased Shares, duly endorsed in blank, or accompanied by stock powers duly executed in blank, with signatures guaranteed by a commercial bank, and bearing all necessary stock transfer tax stamps affixed thereto or accompanied by funds sufficient to purchase such tax stamps.




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               2.3.1.(ii).  Letters  of  resignation  executed  by  such  of the current directors and officers of the Company as shall be requested by the Purchaser, providing for their resignations from their respective positions as directors and/or officers of the Company, each of which shall provide that it will be effective on the Closing Date.

               2.3.1.(iii). All corporate minute and stock transfer books, bank books, financial and bank records, bookkeeping and accounting records, copies of all Federal, State and local Tax returns and amendments thereto and all other books and records of Company, certified by the Sellers to be true, correct and complete as of the Closing Date. All such corporate books and documents shall be made available to Purchaser within ten days of the execution of the Agreement contemplated herein.

               2.3.1.(iv). An opinion of The Stolar Partnership, counsel for the Sellers, dated the Closing Date, in form and substance satisfactory to counsel for the Purchaser, to the effect set forth in the form of opinion annexed hereto as Exhibit 2.3.1(iv). 2.3.1.(v). A copy of the certificate of incorporation of Company, certified by the Secretary of State of the State of Missouri as of a date not more than ten (10) days prior o the Closing Date.

               2.3.1.(vi). A copy of the By-laws of Company, certified by the Sellers and by a duly authorized officer of the Company to be true, correct and complete as of the Closing Date.

               2.3.1.(vii). Certificates of good standing for Company issued as of a date not more than ten (10) days prior to the Closing Date by the Secretary of State of the State of Missouri and of each State or other jurisdiction in which Company is qualified to do business as a foreign corporation.

2.3.1.(viii).  The  compliance  certificate  required  pursuant to Section  6.3.
hereof.

               2.3.1.(ix). A certificate from each of the lenders to the Company, certifying the outstanding balance of all obligations of Company to such lender, including, without limitation, accrued and unpaid interest, if any.

               2.3.1.(x). Such other documents as shall reasonably be requested by the Purchaser in order effectively to carry out the transactions contemplated by this Agreement, duly executed by the Sellers where appropriate.

        2.3.2. The Purchaser shall deliver, or cause to be delivered, to the Sellers the following:

               2.3.2.(i). Wire transfer of the Purchase Price.




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               2.3.2.(ii).  Corporate  resolutions  duly adopted by the Board of
               Directors of the Purchaser, authorizing the execution, delivery and performance of this Agreement, and all related certificates executed and delivered in connection with the transactions contemplated by this Agreement, duly certified by the Secretary or an Assistant Secretary of the Purchaser, and an incumbency certificate, certifying the names and true signatures of the officers of the Purchaser authorized to execute and deliver this Agreement.

               2.3.2.(iii). Such other documents as shall reasonably be requested by the Sellers in order to carry out the transactions contemplated by this Agreement, duly executed by the Purchaser where appropriate.



                                            ARTICLE III

                             REPRESENTATIONS AND WARRANTIES OF SELLERS

        As an inducement to the Purchaser to enter into this Agreement, the Sellers jointly and severally represent and warrant to the Purchaser and acknowledge and confirm that the Purchaser is relying upon such representations and warranties in connection with the execution and delivery of this Agreement and the purchase by the Purchaser of the 80% of the Company Common Stock, notwithstanding any investigation made by it or otherwise on its behalf, that:

3.1. Corporate Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri and is duly qualified as a foreign corporation to do business, and is in good standing, in each State where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, other than those jurisdictions where the failure to so qualify would not have a materially adverse impact on the Company. A true, correct and complete schedule of all such States appears on Exhibit 3.1. The Company has full power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted and as presently proposed to be conducted. The Sellers have full power and authority to enter into this Agreement, consummate the transactions contemplated hereby and perform their obligations hereunder.

3.2. Capitalization. The entire authorized capital stock of the Company consists of 30,000 shares of common stock, $1.00 par value per share, of which 100 shares are issued and outstanding. The Company Common Stock has been duly authorized and is validly issued, fully paid and non-assessable, with no liability attaching to the ownership thereof. There are no authorized, outstanding or existing (i) voting trusts or other agreements or understandings with respect to the voting of Company Common Stock or securities convertible into or exchangeable for Company's Common Stock; (ii) options, warrants or other rights (including, without limitation, preemptive rights) to purchase or subscribe for any of Company's Common Stock, any



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authorized  but  unissued  shares  of  Company  Common  Stock or any  securities convertible into or exchangeable for Company's Common Stock; (iii) agreements of any kind relating to the issuance of any of the Company's Common Stock, any such convertible or exchangeable securities or any such options, warrants or rights; or (iv) agreements of any kind which may obligate the Company to issue or purchase any of its securities. None of the Company Common Stock has been issued in violation of any preemptive or other rights of stockholders.

3.3. Corporate Documentation. The Sellers will deliver to the Purchaser, within seven (7) days after the signing of this Agreement, copies of the Certificate of Incorporation and By-laws of the Company, including all amendments thereto, all of which will be true, complete and correct as of the date of delivery. The Sellers will cause the Company to make available for inspection by the Purchaser or its counsel, within ten (10) days of the execution of this Agreement, the corporate minute and stock books of the Company.

3.4. Title to Company Common Stock, Consents and Binding Effect. Except as set forth in Exhibit 3.4, the Sellers are now, and will at the Closing be, the sole record and beneficial owners of the Company Common Stock, free and clear of any and all liens, mortgages, pledges, conditional sale agreements, security interests, restrictions, claims, options, encumbrances or rights of third parties of every kind and nature (individually, a "Lien" and, collectively, "Liens"), and not subject to any options, proxies, contracts, calls or other commitment. The Sellers now have the right to enter into this Agreement, and will at the Closing have the full right, power and authority to sell, transfer, assign and deliver to the Purchaser the Company Common Stock, and the sale, transfer, assignment and delivery of the Company Common Stock under this Agreement, will transfer to the Purchaser full and legal title to the Company Common Stock free and clear of all Liens. This Agreement is a legal, valid and binding agreement of the Sellers, enforceable against the Sellers in accordance with its terms. Neither the execution and delivery of this Agreement, nor the sale, transfer, assignment and delivery of the Company Common Stock under this Agreement nor the performance of any other obligation of the Sellers under this Agreement, will conflict with, result in the breach of, constitute a default under or result in the creation of any Lien upon the Company Common Stock or upon the Company or any of its assets under the terms of the Certificate of Incorporation or By-laws of Company, any Material Contract (as hereinafter defined), any restriction or other instrument or agreement to which the Sellers or the Company is a party or by which the Sellers or the Company or any of its assets may be bound or affected, or any statute, ordinance, judgment, order, decree, regulation or rule of any court or governmental body affecting or relating to the Sellers, the Company or any of its assets or its business. Except as set forth in Exhibit 3.4, no consent of, waiver from or notice to any other party is required in order to maintain in full force and effect for the benefit of the Purchaser all Material Contracts and the approvals, authorizations, consents, licenses, orders, permits, Intangible Rights (as hereinafter defined) and other rights of the Company existing and in effect immediately prior to the Closing.

3.5. Subsidiaries. Except as set forth in Exhibit 3.5, the Company has no subsidiaries and the Company does not directly or indirectly own, of record or beneficially, any direct or indirect


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equity  or  other  interest  or  any  right  (contingent  or  otherwise)  in any corporation, partnership, joint venture or other business association or entity.

3.6. Minute Books and Stock Transfer Books. The minute books of the Company are true, correct, complete and current in all respects and contain records of all actions taken by its stockholders, Board of Directors and all committees of the Board of Directors, and all signatures contained therein are the true signatures of the persons whose signatures they purport to be. The stock transfer books of the Company are true, correct, complete and current in all respects. Exhibit 3.6 sets forth a true, correct and complete list of the names and titles of all officers and directors of the Company.

3.7. No Distribution on Capital Stock. Since December 31, 1997, the Company has not purchased or redeemed, or paid or set aside for payment any dividends or other distributions in respect of, any shares of its common stock, any securities convertible into or exchangeable for shares of its common stock or any options, warrants or other rights to purchase or subscribe to any thereof.

3.8. Financial Statements. The Company has maintained its books of account in accordance with GAAP consistently applied and in the ordinary manner on a consistent basis and such books and records are correct and complete in all respects and fairly and accurately reflect the income, expenses, assets and liabilities of Company.

        3.8.1. The Sellers shall deliver to Purchaser the audited financial statements of HLUSA for the year ended December 31, 1997 and HC for the year ended September 30, 1997 (the "1997 Financial Statements") simultaneously with the audited financial statements for the period ended September 30, 1998 of HLUSA and HC ("the Interim Financial
        Statements"). The 1997 Financial Statements, the Interim Financial Statements and the 2001 Financial Statements to be furnished by Company pursuant to Section 1 will be prepared in accordance with GAAP applied on a consistent basis, will be correct and complete in all material respects and will present fairly the financial position of Company as of the dates of such statements and the results of operations and changes in financial position for the periods covered by such statements. Such financial statements will not reflect any unusual, nonrecurring or special items, except to the extent specifically identified as such in the 1997 Financial Statements and reflect fairly all of the obligations of the Company. The Company has no liabilities, direct or indirect, accrued, absolute, contingent or otherwise, other than those set forth or reserved against in the 1997 Financial Statements, or incurred since the date of the 1997 Financial Statements in the ordinary course of business and set forth in Exhibit 3.8. The allowances and accruals (including, without limitation, allowances for product and service warranties and for uncollectible accounts receivable), if any, reflected in the 1997 Financial Statements, the Interim Financial Statements and the 2001 Financial Statements will be adequate, appropriate and reasonable. The 2001 Financial Statements will not reflect any changes in the financial condition, results of operations, business, prospects, assets, or liabilities of the Company from those reflected on the 1997 Financial Statements, except for any such changes in the ordinary course, none of which, individually or in the aggregate, shall be materially adverse. The Purchaser's accountant shall have the opportunity to review and have access to the auditors workpapers.

        3.8.2. As promptly as practicable, but in any event within 90 days following the Closing Date, the Purchaser and Seller shall cause to be prepared an audited balance sheet (including the related notes) of the Company, on a consolidated basis, as of the Closing Date (the "Closing Balance Sheets"), together with a report thereon from an independent certified public accountant, stating that the December 31, 1998 Closing Balance Sheet fairly represents the financial position of the Company at the Closing Date in conformity with GAAP, applied in a basis consistent with the past practice of the Company and reflecting a current and/or deferred tax liability for the breaking of the S Corporation election. The Closing Balance Sheets to be furnished by the Company pursuant to this section will be prepared in accordance with GAAP, will be correct and complete in all respects and will present fairly the financial position of Company as of the date of such statement. Such financial statement does not and will not reflect any unusual, nonrecurring or special items, except to the extent specifically identified as such in the Closing Balance Sheets and reflect fairly all of the obligations of the Company. The Company will have no liabilities, direct or indirect, accrued, absolute, contingent or otherwise, other than those set forth or reserved against in the Closing Balance Sheets. The allowances and accruals (including, without limitation, allowances for product and service warranties and for uncollectible accounts receivable), if any, reflected in the Closing Balance Sheets will be adequate, appropriate and reasonable. The Purchaser's accountant shall have the opportunity to review and have access to the auditor's workpapers.

3.9. Undisclosed Liabilities; Absence of Certain Changes. The Company does not now have, and as of the Closing Date it will not have, indebtedness, liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, including, but not limited to, liability for Taxes (as hereinafter defined), whether due or to become due, in respect of or measured by its income or gross receipts for any period prior to the Closing Date, as the case may be, or arising out of any transactions entered into, or any state of facts existing, prior to the Closing Date and also including employee requisites such as accumulated vacation time, health and medical benefits, promised bonus money, sales commissions, or other compensation benefits, other than, indebtedness, liabilities or obligations that are reflected in the 1997 Financial Statements and in the actual amounts as so reflected (except for changes in the ordinary course). All of the outstanding obligations so reflected or set forth will remain payable in accordance with their respective original maturities and will not be accelerated, except as set forth in Exhibit 3.9, all such accelerated obligations will be satisfied in full at the Closing, and none of the terms of such obligations will be adversely affected in any manner as a result of the transactions contemplated by this Agreement.

        Since December 31, 1997, except as set forth in Exhibit 3.9, there has been no:

3.9.1. Adverse change in the assets, properties, liabilities, condition, financial or otherwise, or prospects of the Company;

               3.9.2. Event, either occurring or threatened, which is likely to adversely to affect the assets, business or the financial condition or prospects of the Company;

               3.9.3. Substantial expenditure or commitment by the Company for the acquisition of assets of any kind other than non--capital assets in the ordinary course of business;

               3.9.4. Sale or other disposition of any asset owned or used by the Company (whether or not capitalized or expensed for tax or financial statement purposes), except in the ordinary course of business;

3.9.5. Damage, destruction or loss adversely affecting the property or business of the Company;

               3.9.6. Addition of any new officer or management employee of the Company, across-the-board increase in the rate or rates of salary or compensation of the employees or agents employed by the Company or any specific increase in the salary or compensation of any employee or agent employed by the Company, or any grant or award of any bonus or other incentive compensation.

               3.9.7. Cancellation or notice of cancellation or surrender of, or any material change or change in coverage under, any policy of insurance (which has not been cured by payment of premium, procurement of an equivalent policy or otherwise) of the Company;

               3.9.8. Dividend declared, paid or set aside for payment, or other distribution in respect of the Company's common stock, or any disposition of the Company's common stock, or of any option, warrant or right to acquire any of the Company's common stock, or any acquisition or retirement for consideration of any of the Company's common stock or any declaration with respect thereto;

3.9.9. Contract or commitment, except in the ordinary course of business, and except for this Agreement;

               3.9.10. Acquisition, whether by merger or otherwise, by the Company of any shares, assets or business of any person, firm or corporation, or any commitment relating thereto;

               3.9.11. Borrowing of any funds by the Company;

               3.9.12. Loan or advance made by the Company to any party;

3.9.13. Guarantee by the Company of any liability of another person, firm, corporation or other entity;

3.9.14. Lien on or with respect to any of the assets of the Company;

               3.9.15. Waiver of any right of material value or cancellation of any indebtedness due to the Company which may have an adverse effect on the business of the Company;

               3.9.16. Any write--down of the value of any inventory or write--off as uncollectible of any notes, trade accounts or other receivables belonging to the Company; or

               3.9.17. Any other transaction entered into by the Company not in the ordinary course of business.

3.10. Title to, and Condition of, Assets. The Company has good (of record and in fact) and marketable title to the assets so owned by it, free and clear of all Lien, except as set forth in
Exhibit 3.10. To the best knowledge of Seller following diligent inquiry, all of such assets, and all assets leased by the Company, are in good operating condition and repair, subject to ordinary wear and tear, are suitable for the purposes for which they are presently being used, and constitute all the assets necessary to operate the business of the Company as presently conducted and proposed to be conducted. The business of the Company is not adversely affected by any restrictions imposed by any zoning, anti--pollution, including, without limitation, noise pollution, health or other laws, ordinances or regulations. There is no proceeding or governmental action, including, without limitation, any condemnation proceeding, pending or threatened, applicable to any of the assets of the Company. Exhibit 3.10. sets forth a true, correct and complete list and summary description of all real property, interests in real property and tangible personal property (including, but not limited to, vessels, machinery, equipment, office equipment, vehicles, inventory and supplies) owned or leased by the Company, indicating whether such property is owned or leased by the Company or otherwise used in connection with the business of the Company, and, in the case of leased property, the commencement date, expiration date and annual rental of the lease.

3.11. Leases. The principal leases, if any, for all assets, real and personal, leased by the Company are valid and in full force and effect and the Company is up to date in its lease payments and is otherwise in compliance with all of its obligations thereunder and to Sellers best knowledge following diligent inquiry, no default or event of default, or event which, with the giving of notice or passage of time or both, would constitute a default or event of default, by any party under any of such leases has occurred and is continuing. None of such leases is terminable as a result of the transactions contemplated by this Agreement. Within ten (10) days following the signing of this Agreement, the Sellers shall furnish to the Purchaser true, correct and complete copies of all such leases, certified by the Sellers and a duly authorized officer of the Company to be true, correct and complete as of the date thereof. Exhibit 3.10 contains a schedule of all such leases, identifying the property leased, the starting date and term of each lease, the payment periods and amounts payable thereunder and any exceptions thereto.

3.12. No Condemnation or Expropriation. To the best knowledge of the Sellers following diligent inquiry, neither the whole nor any portion of the leaseholds or any other assets of the Company is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor has any such condemnation, expropriation or taking been proposed.

3.13. Plant and Equipment. To the best knowledge of the Sellers following diligent inquiry the plants, structures an equipment of the Company are structurally sound with no defects and are in good operating condition and repair and are adequate for the uses to which they are being put; and none of such plants, structures or equipment are in need of maintenance or repairs except for ordinary, routine maintenance and repairs which are not material in nature or cost. Except as set forth in Exhibit 3.13, the Company has not received notification that it is in violation of any applicable building, zoning, anti--pollution, health or other law, ordinance or regulation in respect of its plants or structures or their operations and no such violation exists.

3.14. Inventory and Receivables. The Company owns its notes or loans receivable and accounts receivable, free and clear of all Liens, except as set forth in
Exhibit 3.14. The accounts receivable of the Company arose from the sale of services in the ordinary course of business and are good and collectible and are reflected in the Interim Financial Statements set forth in Section 3.8.1 and are not subject to any counter--claim or set--off or discount, and all of such accounts receivable, after giving effect to the Company Reserves, will be collectible in the ordinary course of business and each of the Company Reserves will have been established in accordance with GAAP applied on a consistent basis. The Company does not have any material amount of inventory.

3.15. Insurance. Exhibit 3.15 contains a true, correct and complete list of all policies of fire and casualty, property, marine, product and other liability, worker's compensation and other forms of insurance maintained by the Company, including, without limitation, insurance on the life of any director or officer of the Company. Such policies are sufficient for compliance with all requirements of law and agreements by which the Company is bound and to which its assets are subject, and provide adequate insurance coverage for the properties and operations of the Company in such amounts and against such risks and losses as are reasonable for the business and properties of the Company. Within ten (10) days after the signing of this Agreement, the Company shall deliver to the Purchaser copies of all such policies of insurance, including insurance providing benefits for employees, in effect on the date hereof, certified by a duly authorized officer of the Company to be true, correct and complete as of the date thereof. Except for amounts deductible under policies of insurance and described in Exhibit 3.15, the Company is not subject to liability as a self--insurer of its business and properties. Except as set forth in
Exhibit 3.15, there are no claims pending or threatened under any of such policies and there are no disputes between the Company and any of the underwriters of said policies. All premiums due and payable under such policies have been paid, subject to no readjustment of any nature whatsoever, except as set forth in Exhibit 3.15, and all such policies are in full force and effect in accordance with their respective terms. All such insurance coverage maintained by the Company in connection with its business and properties prior to the Closing Date will be continued in effect through the Closing Date. All premiums paid for all such insurance coverage are at ordinary rates.

3.16. Litigation and Compliance. To the best knowledge of the Sellers following diligent inquiry, except as set forth in Exhibit 3.16, there are no actions, suits, claims, inquiries, arbitration, proceedings and governmental or administrative investigations pending or threatened against any of the Sellers or against the Company or its assets which are not fully covered by existing insurance policies of the Company. To the best knowledge of the Sellers, the Company has complied with and is not in default or violation of, in any respect, any law, ordinance, requirement, regulation, policy, guideline, decree or order, including, without limitation, Title VII of the Civil Rights Act of 1964, the Occupational Safety and Health Act of 1970 (or any state or local equivalent) the Merchant Marine Act and Federal, State and local environmental protection, zoning and land use laws, rules or regulations applicable to the Sellers, the Company, the Company Common Stock or any of the assets or the business of the Company. The Sellers and the Company have not received, since January 1, 1998, any notice of any claimed default or violation with respect to any such law, ordinance, requirement, regulation, policy, guideline, decree or order, and any exceptions thereto shall be set forth in Exhibit 3.16. The Sellers and the Company are not subject to any judgment, order or decree entered in any lawsuit or proceeding which has or may have a material adverse effect upon any of the Sellers, the Company Common Stock or the Company or its condition (financial or otherwise). The Sellers and the Company have duly filed all reports and returns required to be filed by them with governmental authorities.

Exhibit 3.16 contains a list of the government permits and licenses, and other governmental consents, including, without limitation, food, health, permits and registrations which the Company has obtained in connection with its operations, and no others are required. All such permits, licenses, registrations and consents are in full force and effect and in good standing, the continued validity thereof will not be adversely affected by this Agreement or the consummation of the transactions contemplated hereby, except as set forth in
Exhibit 3.16. and the Company has not received any notice of any claim of revocation and has no knowledge of any event which might give rise to such a claim.

3.17. Tax Matters. The Company has paid, all Federal, State, municipal and local income, profits, gross receipts, franchise, sales, use, occupancy, property, excise, withholding, unemployment, FICA, worker's compensation, social security and other taxes, fees and assessments, including interest and penalties or other payments, whether similar or dissimilar to the foregoing (herein referred to as "Taxes") required to be paid by the Company for each and every tax period of the Company, including, without limitation, the tax period ending on, and as of, the Closing Date (and, if the period from the end of the last tax period ended prior to the Closing Date and the Closing Date is not a full tax period of Company, the 1998 Financial Statements will provide for the accrual of all estimated tax obligations of the Company to, and including, the Closing Date) and the Company is not in default in payment of any Taxes, and has duly filed all Tax reports and returns required in connection therewith to be filed by it. The Company has not received any notice of any Tax deficiency outstanding, proposed or assessed nor has the Company executed any waiver of any statute of limitations on the assessment or collection of any Taxes. There are no Tax liens upon, pending against or threatened against Company or any of its properties. All Tax deficiencies, if any, asserted as a result of examinations by the Internal
Revenue Service, the State of Missouri or any other State or local taxing authority have been paid or finally settled and no issue has been raised in any such examination which, by application of similar principles, reasonably could be expected to result in a proposed deficiency for the current period or any other past or future period. Exhibit
3.17 contains a schedule of the filing dates of all tax returns and reports of the Company. There are no pending examinations or audits by the Internal Revenue Service or any State or local taxing authority of any Tax returns or filings by the Company. Within ten (10) days following the signing of this Agreement, the Sellers shall deliver to the Purchaser copies of all Federal, State and local income tax returns and amendments filed by the Company since January 1, 1997, certified by the Chief Financial Officer of the Company to be true, correct and complete as of the date hereof.

3.18. Customers and Suppliers. Exhibit 3.18 sets forth a true, correct and complete list of the ten largest customers and suppliers of the Company in terms of billings and purchases during the period from January 1, 1998 to September 30, 1998. The Sellers are unaware of any loss or threatened loss of any key customer, supplier, or account of the Company. There is no customer or supplier, except as set forth in Exhibit 3.18, that accounts for more than five (5%) percent of the purchases or sales, as the case may be, of the Company. To the best knowledge of the Sellers following diligent inquiry, all contracts and relationships of customers and suppliers are in good standing except as set forth in Exhibit 3.18.

3.19. Intellectual Property. The Company owns or possesses the right to use the patents, service names, trade secrets, trademarks, service marks, trade names, brands, copyrights, licenses and other proprietary intellectual property rights and applications therefor (collectively "Intellectual Property") listed in
Exhibit 3.19 and the Intellectual Property so listed are all that are required for the business of Company. There are no assignments, licenses or sublicenses with respect to the Intellectual Property, other than those listed on Exhibit
3.19 and identified as such. There are no pending or, to the best knowledge of the Sellers following diligent inquiry, threatened claims by any person to the use of the Intellectual Property, and, to the best knowledge of the Sellers following diligent inquiry, the Intellectual Property do not infringe on the rights of any person and no valid basis exists for any such claim.

3.20. Fringe Benefits, Compensation and ERISA. Exhibit 3.20 sets forth a list of the salaried employees of the Company with annual salaries in excess of $50,000 and the annual salary and all other benefits which each of such employees currently receives. Except as set forth in Exhibit 3.20., there are no awards under any bonus or other incentive compensation plan which have not been paid in full. Any bonus or incentive compensation plan is terminable at any time, without any cost, liability or obligation to the Company or any officer, director or employee of the Company, in the discretion of the Board of Directors of the Company. The Company has no pension plans, deferred compensation plans, other "employee benefit plans" (including, any "multi--employer plans") and employee agreements relating to the employees of the Company or to which the Company is a party, except as set forth in Exhibit 3.20. For the purposes of this Section 3.20, the terms "employee benefit plans" and "multi--employer plans" shall have the meanings assigned to them in the Employee Retirement Income Security Act of 1974, as amended from time to time ("ERISA"). The Company does not maintain or contribute to any "employee welfare benefit plans", as such term is defined in Section 3(1) of ERISA nor does the Company maintain any nonqualified retirement and deferred compensation arrangements with any of its employees, except as set forth in Exhibit 3.20.

3.21. Material Contracts. Within seven (7) days following the signing of this Agreement, the Sellers will furnish the Purchaser (or make available at Sellers office) copies of all Material Contracts listed in Exhibit 3.21, certified by the Sellers to be true, correct and complete as of the date thereof, and the Company is not a party to any presently existing Material Contract not so listed. For the purpose of this Agreement, a Material Contract means any contract, agreement, undertaking or commitment with or to any person or entity whatsoever other than a contract which may be terminated on not more than thirty
(30) days notice and without liability to the Company of more than $5,000, including, without limitation, any arrangement for personal services to be rendered to the Company or for the purchase, sale or lease of real or personal property; or any mortgage, security agreement, conditional sales agreement, instrument of indebtedness, guarantee, franchise, license, permit, order, consent, power of attorney, agency or collective bargaining agreement. All of the Material Contracts are valid and in full force and effect and all the Material Contracts will continue to be valid and in full force and effect upon completion of the transactions contemplated by this Agreement without any modifications. There are no existing or, to the best knowledge of the Sellers following diligent inquiry, claimed defaults by any part thereunder and no event, act or omission has occurred which (with or without notice, lapse of time or the happening or occurrence of any other event) would result in a default under any Material Contract. The Company has performed in all respects all the obligations required to be performed by it under the Material Contracts. To the best knowledge of the Sellers, following diligent inquiry, none of the Material Contracts is in excess of the normal, ordinary and usual requirements of the Company's business or at any excessive term or price, and none of the Material Contracts can reasonably be expected to result in any loss to the Company.

3.22. Labor Matters. The Company is in compliance with all Federal, State and local laws affecting employment and employment practices, including terms and conditions of employment, wages and hours, and is not engaged in any unfair labor practice. There are no complaints against the Company pending or, to the best knowledge of the Sellers following diligent inquiry, threatened with respect to employees of the Company before the National Labor Relations Board. There are no labor strikes, slowdowns or stoppages pending or, to the best knowledge of the Sellers following diligent inquiry, threatened with respect to employees of the Company or with respect to employees of any key supplier of the Company, except as set forth in Exhibit 3.22. No representation questions with respect to the employees of the Company exist. Except as set forth in Exhibit 3.22, there are no grievances asserted which might have an adverse effect upon the Company, its business or its assets, nor are there pending any arbitration proceedings arising out of or under any collective bargaining agreements. Except as set forth in Exhibit 3.22, the Company has not experienced any labor strikes, slowdowns or work stoppages since January 1, 1997. Exhibit 3.22 sets forth a true, correct and complete list of all collective bargaining agreements relating to any employees of the Company and, within ten (10) days following the signing of this Agreement, the Sellers shall furnish to the purchaser copies of all such agreements, certified by the Sellers and a duly authorized officer of the Company to be true, correct and complete as of the date thereof. Exhibit 3.22 contains a true, correct and complete list of all pending and, to the best knowledge of the Sellers following diligent inquiry, threatened worker's compensation claims against the Company, and all of such claims are adequately covered by insurance subject to applicable deductibles.

3.23. Contracts with Affiliates. Except as set forth in Exhibit 3.23, none of the Material Contracts or any other transaction to which the Company has been a party during the past three (3) years (i) involves as a party any of the Sellers or an officer, director, employee or shareholder or any relative, beneficiary, spouse or Affiliate of the Company. For purposes of this Agreement, an "Affiliate," with respect to any specified person, shall mean any other person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such specified person of the Company; or (ii) requires or required or is or was contingent upon the payment by or on behalf of the Company of commissions or compensation to any person not a party to such agreement, document or instrument. Exhibit 3.23 includes a complete and accurate list of all payments, other than salaries, made since January 1, 1998 or proposed or required to be made, by the Company to its Affiliates.

3.24. Bank Accounts. Exhibit 3.24 sets forth a true, correct and complete list of the names and locations of all banks in which the Company has an account or safe deposit box, the names of all persons authorized to draw on each such account and having access to each such box and the amounts or value of such accounts or the contents of such boxes as of October 30, 1998.

3.25. Certain Payments. The Company has not made any illegal contribution to a candidate for public office, political party, committee, governmental employee or an employee of a customer or supplier. All business transactions of the Company are properly recorded in the books and records of the Company used for accounting and tax purposes.

3.26. Required Approvals. Except as set forth in Exhibit 3.26, no consent of, waiver from, or notice to any party is required in order to execute, deliver or perform this Agreement or to consummate the transactions contemplated hereby or thereby.

3.27. Adverse Developments. Neither the Sellers nor the Company are aware of any matter or event, occurring or threatened, which threatens to disrupt, prevent or materially impair the conduct of the business of the Company.

3.28. Product Liability. Except as set forth in Exhibit 3.28, there is, and has been, no action, suit, inquiry, proceeding or investigation by or before any court or governmental or other regulatory or administrative agency or commission pending or, to the best knowledge of the Sellers following diligent inquiry, threatened against or involving the Company since, January 1, 1998, relating to any product sold by the Company and alleged to have been defective, nor do the Sellers have any knowledge of any facts constituting a valid basis for any such action, proceeding or investigation.

3.29. Accuracy of Information. All representations, warranties and certifications contained in this Agreement or in any document, exhibit, schedule or certificate furnished or to be furnished pursuant hereto or in connection herewith and all other information with respect to the Sellers and the Company and its assets, liabilities, operations, financial condition, business or prospects that have been or shall be supplied to the Purchaser by the Sellers or the Company or on their or its behalf, are true, correct and complete in all material respects and do not contain any statement which is false or misleading with respect to a material fact, and do not omit to state a material fact necessary in order to make the statements herein and therein not false or misleading. The Sellers have disclosed to the Purchaser all facts material to the assets, liabilities, operations, financial condition, business and prospects of the Company.


                                            ARTICLE IV

                            REPRESENTATIONS AND WARRANTIES OF PURCHASER

        The Purchaser hereby represents and warrants to the Sellers that:

4.1. Due Organization and Authority. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the New York, and has full corporate power and authority to own its property, enter into this Agreement, consummate the transactions contemplated hereby and perform its obligations hereunder.

4.2. Agreement Authorized; Binding and Enforceable. The execution, delivery and performance of this Agreement and the other documents and instruments to be executed by the Purchaser in connection with the transactions contemplated by this agreement (together, the "Other Documents") by the Purchaser, and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all required corporate action on the part of the Purchaser. This Agreement and the Other Documents are valid, legal and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights and by equitable principles of general application which may limit the availability of certain equitable remedies (such as specific performance).

4.3. No Conflict. The execution, delivery and performance of this Agreement do not conflict with, or constitute a breach of, or a default under, the Certificate of Incorporation or By--Laws of the Purchaser or any contract, indenture, instrument, order, judgment, decree or regulation by which it is bound or by which its assets may be affected.

4.4. Accuracy of Information. All representations, warranties and certifications contained in this Agreement or in any document, exhibit, schedule or certificate furnished or to be furnished pursuant hereto or in connection herewith and all other information with respect to the Purchaser and its assets, liabilities and financial condition that have been or shall be supplied to the Sellers by the Purchaser, or on its behalf, are true, correct and complete and do not contain any statement which is false or misleading with respect to a material fact, and do not omit to state a material fact necessary to make the statements herein and therein not false or misleading. The Purchaser has disclosed to the Sellers all facts material to the assets, liabilities and financial condition of the Purchaser.

4.5. Investment Purpose. The Purchaser is acquiring the Company Common Stock solely for the purpose of investment and not with a view to, or for offer or sale in connection with any distribution thereof in violation of the United States federal securities laws.

4.6 Financial Information. Simultaneously herewith, the Purchaser will deliver to the Sellers the audited financial statements for the year ended December 31, 1997 of ICTS (the "ICTS 1997 Financial Statements") and will deliver the unaudited financial statements for the period ended September 30, 1998 of ICTS ("the ICTS Interim Financial Statements"). The ICTS 1997 Financial Statements have been prepared and the ICTS Interim Financial Statements are to be furnished by Purchaser pursuant to and in accordance with GAAP applied on a consistent basis, are or will be correct and complete in all material respects and present or will present fairly the financial position of Purchaser as of the dates of such statements and the results of operations and changes in financial position for the periods covered by such statements. Such financial statements do not and will not reflect any unusual, nonrecurring or special items, except to the extent specifically identified as such in the ICTS 1997 Financial Statements and reflect fairly all of the obligations of the Purchaser. The Purchaser has no liabilities, direct or indirect, accrued, absolute, contingent or otherwise, other than those set forth or reserved against in the ICTS 1997 Financial Statements, or incurred since the date of the ICTS 1997 Financial Statements in the ordinary course of business and set forth in Exhibit 4.6. The allowances and accruals (including, without limitation, allowances for product and service warranties and for uncollectible accounts receivable), if any, reflected in the ICTS 1997 Financial Statements and the ICTS Interim Financial Statements are adequate, appropriate and reasonable.

4.7 Compliance with the Securities and Exchange Commission. All of Purchaser's filings with the Securities and Exchange Commission comply in all material respects with all applicable securities laws, and the rules and regulations of the Securities and Exchange Commission thereunder, and do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.


                                             ARTICLE V

                                 PRE-CLOSING COVENANTS OF SELLERS

        The Sellers hereby covenant and agree with the Purchaser that from and after the signing of this Agreement to and including the Closing Date the Sellers, and the Company have done or have refrained from doing, and shall, or shall cause the Company to, do or refrain from doing, the following actions (none of which shall be taken without the prior approval of Purchaser, which approval will not be unreasonably withheld):

5.1. Full Access. The Purchaser and its authorized representatives shall have full access during normal business hours to all properties, assets, books, records, contracts and documents of the Company and the Sellers shall furnish or cause to be furnished to the Purchaser and its authorized representatives all information with respect to the assets, liabilities, business, customers, suppliers and creditors of the Company that the Purchaser may reasonably request. The Purchaser and its authorized representatives shall also be entitled from time to time to consult and communicate with the independent accountants of the Company as well as with lenders and lessors to, and suppliers and customers of, the Company. The Sellers hereby agree, within ten (10) days following the signing of this Agreement, to provide the Purchaser with a written authorization to the independent accountants of the Company, authorizing such accountants to discuss with the Purchaser's representatives all matters relating to the financial condition of the Company.

5.2.    Carry on in Ordinary Course.

        5.2.1. The Company shall carry on its business diligently and substantially in the same manner as heretofore conducted and shall not institute any unusual or novel methods of manufacture, purchase, sale, lease, management, accounting or operation.

        5.2.2. Except in the ordinary course of business, the Company shall not increase or decrease the rates of pay of its employees or increase or decrease the fixed compensation payable or to become payable to any officer, employee or agent, or change any contract or commitment or increase or decrease the benefits or compensation of any such officers, employees or agents; and the Company shall not pay or agree to pay any bonus or commission to any officer, employee or agent, nor make any awards under any incentive or compensation plan or program.

        5.2.3. Except in the ordinary course of business, the Company shall not sell or dispose of any capital assets having a book value in the aggregate for all such capital assets in excess of $5,000.

        5.2.4. Except in the ordinary course of business, the Company shall not make any capital expenditures for any single item or for all items in the aggregate having a cost in excess of $5,000 or enter into a lease of capital or other equipment providing for rentals aggregating more than $5,000 per annum for all such leases.

        5.2.5. Except as is necessary, in the opinion of the Sellers and the Purchaser, to maintain the business and assets of the Company, the Company shall not enter into any contract or commitment or engage in any transaction or create any indebtedness other than those incurred in the usual and ordinary course of its business.

        5.2.6. The Company will not declare or pay any dividend or make any distribution, directly or indirectly, with respect to its capital stock. The Company will not, directly or indirectly, redeem, purchase, sell or otherwise acquire or dispose of its own stock or other securities or any option or warrant to purchase its own stock or other securities.

        5.2.7. The Company will not amend its Certificate of Incorporation or By-laws, make any change in its authorized capital stock, make any stock split or reclassification in respect of its outstanding shares of capital stock, issue, sell, exchange, deliver or otherwise dispose of any shares of its capital stock or other securities (including evidences of indebtedness), including, without limitation, any securities convertible into or exchangeable for, with or without consideration, such capital stock, or issue, grant or make any options, warrants, calls, rights, commitments or other agreements of any kind obligating it to issue, transfer, sell or deliver any shares of its capital stock, any evidences of indebtedness or any of its other securities.

        5.2.8. The Company will not make any distributions, loans, advances or extensions of credit to any person or entity, including, without limitation, any Affiliate, except for actions in the ordinary course of business and for borrowings under the Company's existing line of credit with La Salle National Bank.

        5.2.9. The Company will not (a) except as set forth in Exhibit 5.2.9, pay, discharge or satisfy any liability, Lien or obligation other than in the ordinary course of business; (b) cause, permit or suffer any of its assets to be subjected to any Lien; (c) except in the ordinary course of business or as a result of normal year end adjustments, write down the value of any inventory or write off as uncollectible any notes or accounts receivable; (d) cancel or waive any claims or rights of substantial value; (e) except in the ordinary course of business, transfer, sell, lease, distribute or otherwise dispose of any of its assets or properties; (f) transfer, license, dispose of or permit to lapse any Intangible Right or any rights thereto, or disclose to any person any technology, trade secret, know--how, design, formula or process not theretofore a matter of public knowledge; (g) enter into any Material Contract or similar transaction, or amend or terminate a Material Contract, which may be detrimental to its business, operations or assets; (h) except in the ordinary course of business, cancel or compromise any debt or claim or settle or discharge any balance sheet receivable for less than the stated amount; (i) cancel, reduce the limits of, or reduce the coverage of, any insurance carried by it; (j) terminate, discontinue, close or dispose of any facility or business operation; (k) guarantee any obligation of a third party; (1) except in the ordinary course of business, change an account or signatory thereto, make any change in persons having access to any safe deposit box or open or maintain any bank account or safe deposit box not listed on Exhibit
        3.24 (and any such actions taken in the ordinary course of business shall be set forth in an amended Exhibit 3.24.) (m) enter into or negotiate any merger or consolidation with, or any sale of its assets to, any entity, or agree to or make any material change in the character of its business; or (n) incur any obligation to do any of the foregoing.

        5.2.10. All tangible property of the Company will be used, maintained and repaired in the usual and ordinary course and the Company will maintain insurance upon all of its assets and properties and with respect to the conduct of its business in amounts and covering such risks substantially the same as that in effect on the date hereof.

        5.2.11. The Company will preserve its business organization intact, keep available to the Purchaser its employees, and preserve for the Purchaser its present relationships with its suppliers and others with which it has business relations.

        5.2.12. The Company will not do any act, or omit to do any act, which will cause a breach of any of its material commitments or obligations. The Company will comply with all laws, rules and regulations applicable to it and to the conduct of its business and will fully perform all of its obligations under all Material Contracts.

        5.2.13. The Company will maintain its books, accounts and records in the usual, regular and ordinary manner, on a basis consistent with prior practices.


                                            ARTICLE VI

                        CONDITIONS PRECEDENT TO THE PURCHASER'S OBLIGATIONS

        All obligations of the Purchaser under this Agreement are subject to the fulfillment of each of the following conditions, unless otherwise waived, prior to or at the Closing:

6.1. Representations and Warranties. All of the representations, warranties and certifications of the Sellers contained in this Agreement or in any document, exhibit, schedule or certificate furnished pursuant hereto or in connection herewith shall be true, correct and complete in all material respects on the Closing Date as though all such representations, warranties and certifications were made and given on and as of the Closing Date.

6.2. Performance by the Sellers. The Sellers shall have performed and complied with all covenants, agreements and conditions required to be performed or complied with by them pursuant to this Agreement prior to or at the Closing. Within ten (10) days (but not before December 25, 1998) of Sellers' delivery to Purchaser of the Interim Financial Statements, Purchaser will notify Sellers whether or not all of the conditions precedent set forth in Article VI have either been complied with or waived.

6.3. Compliance Certificate. The Purchaser shall have received a compliance certificate, in form and substance reasonably satisfactory to the Purchaser and duly executed by the Sellers with respect to the matters set forth in Sections
6.1. and 6.2.

6.4. No Restraint on Transactions. There shall be no effective injunction, judgment, decree, restraining order or order of any nature issued against the Sellers or the Purchaser by a court or government agency of competent jurisdiction which shall direct that this Agreement or any of the transactions contemplated by this Agreement not be consummated as herein provided.

6.5. Conduct of Business. The business of Company shall have been conducted between January 1, 1998 and the Closing Date in the ordinary course.

6.6. Due Diligence Examination. The Purchaser and its representatives shall have completed and shall be reasonably satisfied with the results of a due diligence examination of the Company, including, without limitation, an examination of all documents required to be furnished by or on behalf of the Sellers on or after the date hereof and an examination of the contents of all Exhibits hereto.

6.7. No Material Adverse Change. Since the date of the 1997 Financial Statements, there shall not have been any material adverse change in the financial condition, results of operations, business, prospects, assets or liabilities of Company from that reflected in the 1997 Financial Statements.

6.8. Third Party Consents. The Purchaser shall have received consents, estoppels and authorizations, in form and substance reasonably satisfactory to the Purchaser, from all parties, including, without limitation, any existing lenders and lessors to and other creditors of the Company and its Affiliates, whose consent or authorization is required in order for the transactions contemplated by this Agreement to be consummated.

6.9.  Payment  of  Certain  Amounts.   All  loans  and  advances  to,  or  other
indebtedness of, any Affiliate as of the Closing Date shall have been paid in full to the Company.

6.10. Employment Arrangements. The Company shall have entered into acceptable employment arrangements with Bill Glassman and Sandy Glassman as Chief Executive Officer and Director of Human Resources, respectively (collectively referred to as the "Employment Agreement"). The Employment Agreement shall have a termination date of June 30, 2002 and shall provide for annual compensation for $130,000 for Bill Glassman and $87,000 for Sandy Glassman.

6.11. Expiration of Applicable Waiting Periods. The waiting period or periods applicable to the purchase and sale of the Company Common Stock, if any, under the Hart Scott Rodino Anti--Trust Improvement Act and any rules or orders of the Federal Trade Commission shall have expired or been terminated.

6.12. Execution of Escrow Agreements. Immediately prior to the Closing, the Sellers and Purchaser shall enter into two Escrow Agreements in substantially the forms attached hereto as Exhibits B and C, and in accordance with their terms thereof.

6.13. Legal Matters. All legal matters in connection with the transactions contemplated by this Agreement shall have been completed to the reasonable satisfaction of McLaughlin & Stern LLP, counsel to the Purchaser.


                                            ARTICLE VII

                           CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS

        All obligations of the Sellers under this Agreement are subject to the fulfillment of each of the following conditions, unless otherwise waived prior to or at the Closing:

7.1. Representations and Warranties. All of the representations and warranties of the Purchaser contained in this Agreement or in any document, exhibit, schedule or certificate furnished pursuant hereto or in connection herewith shall be true, correct and complete in all respects on the Closing Date, as though all such representations and warranties were made and given on and as of the Closing Date.

7.2. Performance by the Purchaser. The Purchaser shall have performed and complied with all covenants, agreements and conditions required to be performed or complied with by the Purchaser pursuant to this Agreement prior to or at the Closing.

7.3. Compliance Certificate. The Sellers shall have received a compliance certificate, in form and substance reasonably satisfactory to the Sellers and duly executed by a duly authorized officer of the Purchaser, with respect to the matters set forth in Sections 7.1. and 7.2. hereof.

7.4. No Restraint on Transactions. There shall be no effective injunction, judgment, decree, restraining order or order of any nature issued against the Sellers or the Purchaser by a court or government agency of competent jurisdiction which shall direct that this Agreement or any of the transactions contemplated by this Agreement not be consummated as herein provided.

7.5. Conduct of Business. The Business of Purchaser shall have been conducted between the date of the ICTS Financial Statements and the Closing Date in the ordinary course.

7.6. Third Party Consents. The Sellers shall have received consents, estoppels and authorizations, in form and substance reasonably satisfactory to the Sellers, from all parties, including, without limitation, any existing lenders and lessors to and other creditors of the Company and its Affiliates whose consent, estoppel or authorization is required in order for the transactions contemplated by this Agreement to be consummated or whose consent, estoppel or authorization is deemed appropriate by the Sellers.

7.7. Expiration of Applicable Waiting Periods. The waiting period or periods applicable to the purchase and sale of the Company Common Stock, if any, under the Hart Scott Rodino Anti--Trust Improvement Act and any rules or orders of the Federal Trade Commission shall have expired or been terminated.

7.8. Employment Arrangements. The Company shall have entered into acceptable employment arrangements with Bill Glassman and Sandy Glassman as Chief Executive Officer and Director of Human Resources, respectively (collectively referred to as the "Employment Agreement"). The Employment Agreement shall have a termination date of June 30, 2002 and shall provide for annual compensation for $130,000 for Bill Glassman and $87,000 for Sandy Glassman.

7.9. Execution of Escrow Agreements. Immediately prior to the Closing, the Sellers and Purchaser shall enter into two Escrow Agreements in substantially the forms attached hereto as Exhibits B and C, and in accordance with their terms thereof.

7.10. Legal Matters. All legal matters in connection with the transactions contemplated by this Agreement shall have been completed to the satisfaction of The Stolar Partnership, counsel to the Sellers.

7.11. Bank Guarantees. The parties hereto shall use their best efforts to remove all shareholder guarantees on bank loans with LaSalle Bank and with insurance companies on surety bonds. To the extent such shareholder guarantees are required they will be provided in relationship to the shareholders' ownership of the Company.



                                           ARTICLE VIII

                                 POST-CLOSING COVENANTS OF SELLERS

8.1. Non-Disclosure. From and after the Closing, the Sellers shall not disclose or furnish to any other person, firm or corporation, except to the extent required by law or by order of any court or governmental agency or to the extent such disclosure is reasonably necessary to conduct the business of the Company,
(a) any information relating to any process, technique or procedure used by the Company; or (b) any information relating to the operations or financial status of the Company, including, without limitation, all financial data and sources of financing, which is not specifically a matter of public record; or (c) any information of a confidential nature obtained as a result of any prior, present or future relationship with the Company, which is not specifically a matter of public record; or (d) any trade secrets of the Company; or (e) the name, address or other information relating to any customer or supplier of the Company.

8.2. Non-Competition. Bill Glassman, one of the Sellers, agrees that for a period of two (2) years following the termination of his employment with the Company, pursuant to the terms and conditions of a certain employment agreement between Mr. Glassman and the Company, dated as of the date hereof, he will not in any manner, directly or indirectly, (a) be employed by, engaged in or participate in the ownership, management, operation or control of, or act in any advisory or other capacity for, any Competing Entity which conducts its business within the Territory (as the terms Competing Entity and Territory are hereinafter defined); provided, however, that notwithstanding the foregoing, such Seller may make solely passive investments in any Competing Entity, the common stock of which Competing Entity is "publicly held" and of which all of the Sellers in the aggregate shall not own or control, directly or indirectly, securities which constitute more than one (1%) percent of the voting rights or equity ownership of such entity; or (b) solicit or divert any business or any customer from the Company or assist any person, firm or corporation in doing so or attempting to do so; or (c) cause or seek to cause any person, firm or corporation to refrain from dealing or doing business with the Company or assist any person, firm or corporation in doing so; or (d) solicit or divert any employee from the Company or assist any person, firm or corporation in doing so.

8.3. Breach of Provisions. In the event that Bill Glassman shall breach any of the provisions of Section 8.1. or Section 8.2., or in the event that any such breach is threatened by Mr. Glassman, in addition to and without limiting or waiving any other remedies available to the Purchaser at law or in equity, the Purchaser shall be entitled to immediate injunctive relief in any court, domestic or foreign, having the capacity to grant such relief, to restrain any such breach or threatened breach and to enforce the provisions of Section 8.1. and Section 8.2. Mr. Glassman acknowledges and agrees that there is no adequate remedy at law for any such breach or threatened breach and, in the event that any proceeding is brought seeking injunctive relief, Mr. Glassman shall not use as a defense thereto that there is an adequate remedy at law.

8.4. Definitions. For purposes of this Article VIII, (a) the term "Competing Entity" shall mean any entity which presently or hereafter during the restriction period referred to in Section 8.2, engages in any business activity in which the Company is engaged in at the Closing; and (b) the term "Territory" shall mean any geographic area in which the Company conducts business during the restriction period referred to in Section 8.2.

8.5. Reasonable Restrictions. The parties acknowledge that the foregoing restrictions, the duration and the territorial scope thereof as set forth in this Article VIII, are, under all of the circumstances, reasonable and necessary for the protection of the Company and its business. If any provision of this
Article VIII is determined to be too broad so as to be unenforceable, such provision shall be deemed to have been modified to be only so broad as is enforceable.

8.6. Selection of the Board of Directors. Subsequent to the Closing and to the extent that the Employment Agreement is in effect, the Board of Directors of the Company shall consist of four (4) members, three (3) of whom shall be designated by the Purchaser and one (1) of whom shall be designated by the Sellers.

                                            ARTICLE IX

                                POST-CLOSING COVENANTS OF PURCHASER

9.1. Management. Subsequent to the Closing, the Purchaser shall maintain the existing management structure of the Company in place. All acquisitions and/or any new business to be made a part of the Company, or mergers with or into the Company, shall require 100% consent of the Board of Directors of the Company.
Exhibit 9.1 sets forth all inter-company charges between Purchaser and the Company, which would affect EBIT. Any transactions involving Affiliates and/or insiders shall require 100% approval of the Board of Directors of the Company.

                                             ARTICLE X

                                  INDEMNIFICATION BY THE SELLERS

10.1. Indemnification. The Sellers jointly and severally agree to indemnify and hold the Purchaser harmless from and against any and all loss, damage, liability, cost and expense (including, without limitation, reasonable attorneys fees and disbursements), directly or indirectly incurred or suffered by, or asserted against, the Purchaser as a result of or arising out of or in connection with any of the events (hereinafter referred to as "Indemnity Events") described in Section 10.2. below; provided, however, that the Purchaser shall be entitled to indemnification hereunder only to the extent the aggregate of all losses, damages, liabilities, costs and expenses, directly or indirectly incurred or suffered by, or asserted against, the Purchaser as a result of or arising out of or in connection with any Indemnity Events exceeds $100,000; except for claims of workers' compensation unless they exceed $250,000 in the aggregate. The total claims shall not exceed the Purchase Price for the Purchased Shares.

10.2. Indemnity Events. For the purposes of this Agreement, the term "Indemnity Event" means any of the following:

        10.2.1. Breach of Representation or Warranty. Any loss, damage, liability, cost, expense or exposure resulting from any misrepresentation, omission, breach of warranty, nonfulfillment, breach or violation of any covenant, condition, obligation or agreement on the part of any of the Sellers under this Agreement, or any certificate to be furnished pursuant hereto or in connection herewith;

        10.2.2. Liability Claims; Worker's Compensation Claims; Group Insurance Claims. Any loss, damage, liability, cost, expense or exposure arising out of or resulting from (a) personal injury or death or damage to property or any related liability either to employees of the Company or to third parties arising from events occurring or conditions existing prior to the Closing, and (b) any worker's compensation claims or proceedings, discrimination claims or proceedings, benefits (insurance or otherwise) or severance or other liabilities or obligations arising from events occurring or conditions existing prior to the Closing Date to employees of the Company or to former employees of the Company, in excess of the reserves reflected in the Interim Financial Statements.

10.3. Defense and Settlement of Claims. If any claim, demand, liability, suit, action or proceeding on account of an Indemnity Event shall be asserted or instituted against any of the Purchaser or the Company, the Purchaser shall permit the Sellers to defend the same at the



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Sellers' expense and to effect settlement or compromise  thereof,  provided that the Purchaser shall have the right to participate in such defense with counsel of its own choosing at its expense and to approve in advance such settlement or compromise, and provided further that if the Sellers fail to advise the Purchaser as to what action (i.e., negotiate a settlement or defend) the Sellers will take with respect to any such matter at least ten (10) days prior to the date when any such action is required to be taken, then the Purchaser may take whatever action it deems advisable at the expense of the Sellers.


                                            ARTICLE XI

                                   INDEMNIFICATION BY PURCHASER

11.1. Indemnification. The Purchaser agrees to indemnify and hold the Sellers harmless from and against any and all loss, damage, liability, cost and expense (including, without limitation, reasonable attorneys fees and disbursements), directly or indirectly incurred or suffered by, or asserted against, the Sellers as a result of any material misrepresentation, omission, breach of warranty, nonfulfillment, breach or violation of any covenant, condition, obligation or agreement on the part of the Purchaser under this Agreement, or any certificate to be furnished pursuant hereto or in connection herewith; and all actions, suits, proceedings, demands, assessments, judgments, costs and expenses incident to the foregoing.

11.2. Defense and Settlement of Claims. If any claim, demand, liability, suit, action or proceeding on account of any matter giving rise to a claim of indemnity under Section 11.1 shall be asserted or instituted against the Sellers, the Sellers shall permit the Purchaser to defend the same at the Purchaser's expense and to effect settlement or compromise, thereof, provided that prior to assuming any such defense or effecting any such settlement or compromise, the Purchaser shall have provided security satisfactory to the Sellers with respect to such claim, demand, liability, suit, action or proceeding and that the Sellers shall have the right to participate in such defense with counsel of their own choosing at their own expense and to approve in advance such settlement or compromise, and provided further that if the Purchaser fails to advise the Sellers as to what action (i.e., negotiate a settlement or defense) the Purchaser will take with respect to any such matter at least ten (10) days prior to the date when any such action is required to be taken, then the Sellers may take whatever action they deem advisable at the expense of the Purchaser.




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



                                            ARTICLE XII

                                      TERMINATION AND WAIVER


12.1.  Termination.  This  Agreement  may be terminated at any time prior to the
Closing:

        12.1.1. by the Purchaser or Seller if, between the date hereof and the time scheduled for the Closing, an event or condition occurs that has resulted in or that may be expected to result in a Material Adverse Effect (as defined herein) or an inability to satisfy any condition to Closing set forth in Articles II, III and V herein; or

        12.1.2. by the Sellers or the Purchaser if the Closing shall not have occurred by February 28, 1999; provided, however, that the right to terminate this Agreement under this Article XII shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; or

        12.1.3. by either the Purchaser or the Sellers in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

        12.1.4. by the mutual written consent of the parties hereto.

12.2.   Definitions.

        12.2.1. For purposes of this Article XII, a "Material Adverse Effect" shall mean any circumstance, change in, or effect on the business of the Company or the Purchaser that, individually or in the aggregate with any other circumstances, changes in, or effects the business of the Company or the Purchaser or: (a) is, or could be, materially adverse to the business, operations, assets or Liabilities (as defined below), employee relationships, customer or supplier relationships, prospects, results of operations or the condition (financial or otherwise) of the Company or the Purchaser or (b) could adversely affect the ability of Purchaser or the Company to operate or conduct their business in the manner in which it is currently operated or conducted.

        12.2.2. For purposes of this Section 12.2., "Liabilities" means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undeterminable, including without limitation, those arising under any law, action or governmental order and those arising under any contract, agreement, arrangement, commitment or undertaking.




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12.3.  Effect of  Termination.  In the event of termination of this Agreement as provided in Article XII, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (a) as set forth in Article XIII and (b) that nothing herein shall relieve either party from liability for any breach of this Agreement.

12.4. Waiver. The Purchaser may (a) extend the time for the performance of any of the obligations or other acts of the Sellers hereunder, (b) waive any inaccuracies in the representations and warranties of the Sellers contained herein or in any document delivered by the Sellers pursuant hereto or (c) waive compliance with any of the agreements or conditions of the Sellers contained herein. The Sellers may (a) extend the time for the performance of any of the obligations or other acts of the Purchaser hereunder, waive any inaccuracies in the representations and warranties of the Purchaser contained herein or in any document delivered by the Purchaser pursuant hereto or (c) waive compliance with any of the agreements or conditions of the Purchaser contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition. or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.


                                           ARTICLE XIII

                                           MISCELLANEOUS


13.1. Survival of Representations and Warranties. All covenants, agreements, statements, certifications, indemnifications, representations and warranties made by the Sellers or the Purchaser in this Agreement or in any document, exhibit, schedule or certificate furnished pursuant hereto or in connection herewith, shall survive the Closing, irrespective of any investigation made by or on behalf of any party, (a) with respect to the representations and warranties of the Sellers contained in Section 3.17, for a period of 31/2 years and (b) in all other instances for a period of 18 months. Any claim made in writing prior to the expiration of the applicable period and the rights of indemnity with respect thereto shall survive such expiration until resolved or judicially determined.




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



13.2. Notices. All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been given when received, if delivered in person, or three (3) business days following the mailing thereof, if mailed by certified first class mail, postage prepaid, return receipt requested, as follows:

If to the Sellers, to:

Bill Glassman
c/o Huntleigh Corporation
10332 Old Olive Street Road
St. Louis, MO.63141

with a copy to:

Jeffrey H. Pass, Esq.
The Stolar Partnership
911 Washington Avenue
St. Louis, MO 63101


if to the Purchaser, to:

ICTS USA [1994], Inc.
1 Rockefeller Plaza
suite 2412
New York, New York 10020
Attention:     Boaz Harel

with a copy to:

McLaughlin & Stern, LLP.
260 Madison Avenue
New York, New York 10016
Attention:     David W. Sass, Esq.

or at such other address or addresses as any party may have advised in the manner provided in this Section 12.2.

13.3. Complete Agreement. This Agreement, together with its exhibits and schedules, sets forth the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements, contracts, promises, representations, warranties, statements, arrangements and understandings, if any, among the parties hereto or their representatives. No waiver, modification or amendment of any provision, term or condition hereof shall be valid unless in writing and



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



signed by the party to be charged therewith and any such waiver, modification or amendment shall be valid only to the extent therein set forth.

13.4. Further Assurances. Each of the parties hereto shall, from time to time after the Closing, upon the request of the other party hereto and at the expense of such requesting party, duly execute, acknowledge and deliver or cause to be duly executed, acknowledged and delivered, all such further instruments and documents reasonably required to further effectuate the intents and purposes of this Agreement.

13.5. Confidentiality. The parties hereto agree that they will maintain in strict confidence all confidential information disclosed to one another, except that, subsequent to the Closing, the Purchaser shall not be so obligated hereunder with respect to any information with respect to the Company. Such confidential information will be disseminated only to those officers, employees and agents of the Purchaser and the Sellers whose duties justify a "need to know" and then only for the purpose of evaluation of the assets, liabilities and business of one another in furtherance of the transactions contemplated in this Agreement. Notwithstanding the foregoing, the Purchaser may disclose any such confidential information to its financial sources, but only on a confidential basis. Any disclosures deemed required shall as a prerequisite require a confidentiality agreement by the person to whom disclosure is intended. 13.6. Public Announcements. The timing and text of announcements or statements pertaining to the subject matter of this Agreement or the transactions contemplated herein made either publicly or to the employees of the Company shall be mutually agreed to by the parties hereto.

13.7. Arbitration. In the event the Purchaser and Sellers are unable to resolve any of their differences with respect to the validity, construction, performance and effect of this Agreement, within 10 business days after a notice of dispute has been given, the dispute shall be submitted to binding arbitration with a single arbitrator in Chicago, Illinois, pursuant to the Rules of and by the American Arbitration Association. Each party shall bear its own costs, expenses and fees, including, without limitation, attorney's fees, and experts' fees with respect to any such arbitration. Judgment upon any resulting arbitration award may be entered in any court of competent jurisdiction.

13.8. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

13.9. Separability. Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining



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provisions  hereof,  and  any  such  prohibition  or   unenforceability  in  any
jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

13.10. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute a single agreement.

13.11. Captions. The captions appearing in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope and intent of this Agreement or any of the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.


                                                                    (Sellers)

ICTS USA [1994], Inc.
(Purchaser)                                                 __________________
                                                            BILL GLASSMAN

By:________________________
Name: Boaz Harel                                       _______________________
Title:   President                                          SANDY GLASSMAN




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